LML PAYMENT SYSTEMS	NEWS RELEASE

LML REPORTS RESULTS FOR THE FIRST QUARTER OF FISCAL 2004

First Quarter Highlights: Increased Revenue; Positive Cash Flows from Operations

VANCOUVER, BC, August 9, 2004 - LML PAYMENT SYSTEMS INC. (the "Corporation") (Nasdaq: LMLP) reports results for its first quarter ended June 30, 2004.

Total revenue was approximately $2.1 million for the first quarter ended June 30, 2004, compared to approximately $1.9 million for the first quarter ended June 30, 2003, an increase of approximately 10.5%.

Cost of operations for the quarter was approximately $1.5 million compared to approximately $1.8 million for the quarter ended June 30, 2003, a decrease of approximately 16.7%. Sales, general and administrative expenses for the quarter were approximately $466,000, compared to approximately $613,000 for the quarter ended June 30, 2003, a decrease of approximately 24%.

There was a net loss from continuing operations of approximately ($1.4 million) or approximately ($0.07) per share compared to a net loss from continuing operations of approximately ($1.1 million) or approximately ($0.05) per share for the first quarter ended June 30, 2003. The increase in net loss was primarily attributable to a stock-based compensation expense of approximately $1.0 million for the quarter, versus nil for the first quarter ended June 30, 2003. Stock-based compensation expense is a non-cash expense and resulted from our adoption of new accounting standards which require fair value accounting for all stock options issued subsequent to April 1, 2003.

Cash provided by operating activities of continuing operations was approximately $239,000 for the quarter compared to cash flows used in operating activities of continuing operations of approximately $586,000 for the quarter ended June 30, 2003, an increase in cash provided by operating activities of continuing operations of approximately $825,000. Our cash and cash equivalents balance increased by approximately $1.2 million for the quarter ended June 30, 2004 from approximately $5 million as at March 31, 2004 to approximately $6.2 million as at June 30, 2004. We have approximately $6.6 million in working capital as at June 30, 2004, compared to approximately $5.6 million in working capital as at our previous fiscal period ended March 31, 2004, an increase in working capital of approximately $1.0 million.

"Our adoption of new accounting standards regarding stock-based compensation resulted in a non-cash charge during the quarter of approximately $1.0 million. We are pleased with our operating results. Revenue was up and operating costs, across the board, were down. Most importantly, we generated approximately $239,000 in net cash from our continuing operations for the quarter which was a significant improvement from approximately $586,000 in net cash we used in operations for the comparable period last year," commented Richard R. Schulz, Chief Accounting Officer.

About LML Payment Systems Inc. (www.lmlpayment.com)

The Corporation, through its subsidiary LML Payment Systems Corp., is a financial payment processor providing check processing solutions including electronic check authorization, electronic check conversion (ECC) and primary and secondary check collection including electronic check re-presentment (RCK) to national, regional and local retailers. We also provide selective routing of debit, credit and EBT transactions to third party processors and

LML PAYMENT SYSTEMS INC. Suite 1680-1140 West Pender Street, Vancouver, BC, V6E 4G1 TEL 604.689.4440 FAX 604.689.4413 www.lmlpayment.com banks for authorization and settlement. The Corporation's intellectual property estate, owned by subsidiary LML Patent Corp, includes U.S. Patent No. 6,354,491, No. 6,283,366, No. 6,164,528, and No. 5,484,988 all of which relate to electronic check processing methods and systems.

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Statements contained in this news release which are not historical facts are forward-looking statements, subject to uncertainties and risks. For a discussion of the risks associated with the Corporation's business, please see the documents filed by the Corporation with the SEC.

CONTACTS:
Patrick H. Gaines President and CEO (604) 689-4440	Investor Relations (800) 888-2260